SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549
                              __________

                             SCHEDULE 13D
                            (Rule 13d-101)

INFORMATION REQUIRED TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                      Level 3 Communications, Inc.
                           (Name of Issuer)

                      Common Stock $0.01 Par Value
                    (Title of Classes of Securities)

                               52729N-10-0
                             (CUSIP Number)

                           John K. Boyer, Esq.
                            500 Energy Plaza
                          409 So. 17th Street
                         Omaha, Nebraska 68102
                    Telephone Number: (402) 341-6000
             (Name, Address, and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              March 31, 1998
         (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ----.

Note. Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 4 Pages)


CUSIP No.  52729N-10-0                                     Page 2 of 4 Pages
                                     13D



1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Walter Scott, Jr.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) ----
                                                               (b) ----

3 SEC USE ONLY


4 SOURCE OF FUNDS*
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEM 2(d) or 2(e)                                    ----

6 CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.


NUMBER OF     7    SOLE VOTING POWER
                     17,636,397
SHARES

BENEFICIALLY  8    SHARED VOTING POWER
                     49,850
OWNED BY
              9    SOLE DISPOSITIVE POWER
EACH                 17,636,397

REPORTING
             10    SHARED DISPOSITIVE POWER
PERSON WITH          49,850

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     17,686,247

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        ----

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12%

14 TYPE OF REPORTING PERSON*
    IN



CUSIP No.  52729N-10-0                                     Page 3 of 4 Pages
                                     13D


Item 1.	Security and Issuer.

The class of securities to which this statement relates is the $0.01 par value Common Stock ("Common Stock") of Level 3 Communications, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 3555 Farnam Street, Omaha, Nebraska 68131. Each share of Common Stock is entitled to one vote.

Item 2.	Identity and Background.

This statement is being filed by Walter Scott, Jr., an individual ("Investor"), whose business address is 1000 Kiewit Plaza, Omaha, Nebraska 68131. The Investor is the Chairman of the Board of the Issuer.
The Investor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Investor has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Investor was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. The Investor is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Investor acquired his Common Stock in connection with a series of transactions (the "Transaction") that resulted in the separation of the construction business and the diversified business of the Issuer into two independent companies. The Transaction included the merger of a wholly-owned subsidiary with the Issuer, the distribution by the Issuer of all of the capital stock of a subsidiary, the redesignation of the Issuer's Class D common stock as Common Stock, the change of the name of the Issuer and the listing of the Issuer on the NASDAQ National Market. The Transaction is further described in the Registration Statement filed by the Issuer on Form S-4 (Registration No. 333-34627).

Item 4.	Purpose of Transaction.

The Investor acquired his Common Stock for investment purposes.

Item 5.	Interest in Securities of the Issuer.

The Investor is the beneficial owner of 17,686,247 shares of Common Stock. This amount represents 12% of the Issuer's issued and outstanding Common Stock. The Investor retains both voting and investment power over such shares of Common Stock. The Transaction was consummated on March 31, 1998.




CUSIP No.   52729N-10-0                                    Page 4 of 4 Pages
                                     13D


Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect
        to Securities of the Issuer.

      None.

Item 7.	Material to be Filed as Exhibits.

      None.


                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               April 9, 1998
                                                   (Date)

                                           /s/ Walter Scott, Jr.
                                                 (Signature)

                                               Walter Scott, Jr.
                                                    (Name)